Mail Stop 0308

							June 17, 2005


Carmine N. Stella
President
Capital Beverage Corporation
700 Columbia Street, Erie Basin, Building #32
Brooklyn, NY  11231



	RE:	Capital Beverage Corporation
		Form 10-K for the Year Ended December 31, 2004 filed
April
15, 2005
		Form 10-Q for the Quarter Ended March 31, 2005 filed May
23, 2005
            	File No. 1-13181


Dear Mr. Stella:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7 - Management`s Discussion and Analysis
1. We note that you have not provided a table of contractual obligations. Please provide this information in future filings.
See
Item 303(a)(5) of Regulation S-K.

Item 7A - Quantitative and Qualitative Disclosures about Market
Risk
2. We note that you state that this item is not applicable. We also note that you have significant variable rate debt. In future filings, please provide narrative disclosure concerning interest rate risk to your company. See Item 305 of Regulation S-K.



Carmine N. Stella
Capital Beverage Corporation
June 17, 2005
Page 2


Item 9A - Controls and Procedures
3. We note that the language in your disclosures does not comply with
Item 307 of Regulation S-K. In future filings, your disclosures must indicate that your executives evaluated the controls and procedures as of the end of the period presented.

Report of Independent Accountant
4. We note that the report only covers two most recent years of the results presented. You are required to present accountants reports that apply to all periods presented. In future filings, ensure that your accountant`s report covers all periods presented.

Balance Sheet
5. In future filings, disclose the allowance for doubtful accounts on the face of the income statement or in the notes to the financial statements. Also, please include the schedules required by Rule
5-04
of Regulation S-X.

            Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you disagree with any of our comments we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.




Carmine N. Stella
Capital Beverage Corporation
June 17, 2005
Page 3



	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

		You may contact Robert Burnett, Staff Accountant, at
(202)
551-3330 or me at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Michael Moran
								Accounting Branch Chief





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